Apollo Global Management, LLC

9 West 57th Street

New York, New York 10019

August 3, 2012

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Global Management, LLC Form 10-K for the Year Ended December 31, 2011 Filed March 9, 2012, Form 10-Q for the Period Ended March 31, 2012 Filed May 11, 2012, Response dated July 6, 2012, File No. 1-35107

Dear Mr. Decker:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated July 20, 2012 (the “Comment Letter”), to the above referenced Form 10-K and Form 10-Q of Apollo Global Management, LLC (the “Company”, “we” or “our”) and the Company’s response letter dated July 6, 2012. The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with a response following.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Statements of Comprehensive (Loss) Income, page 164

1.	We note your response to comment one from our letter dated June 21, 2012. We continue to believe that the net income allocated to appropriated partners’ capital should be included in comprehensive loss (income) attributable to non-controlling interest for the years ended December 31, 2011 and 2010. Please revise your statements of comprehensive (loss) income, accordingly. Please show us in your supplemental response what the revisions will look like.

Response to Comment 1

The Company respectfully advises that Staff that it has followed the accounting conclusions reached and documented in the concluding correspondence letter (“Confirming Letter”) filed with the SEC on February 28, 2012 in connection with its acquisition of Gulf Stream Asset Management (“Gulf Stream”). In accordance with the Confirming Letter, the Company has accounted for the excess of the fair value of assets over the fair value of the liabilities of the acquired consolidated CLOs as follows:

•

The Company recognized a bargain purchase gain in its consolidated statement of operations for the amount that remains after applying the requirements in ASC paragraph 805-30-25-4. This amount was calculated as the difference between the fair value of the underlying assets and liabilities of the consolidated CLOs, less the amount of goodwill that would have otherwise been recognized absent the consolidation of the CLOs.

•

Since the bargain purchase gain is attributed to non-parent interests, the Company allocated this amount to the non-parent interests and reflected it in the consolidated statement of operations as an adjustment to consolidated net income or loss to arrive at consolidated income or loss attributable to the Company’s shareholders.

•

Subsequently, all changes in fair value of the underlying assets and liabilities of the consolidated CLOs, as determined under ASC 820, will be reflected in consolidated net income or loss of the Company. The amount of the net income or loss of the consolidated CLOs that is attributed to non-parent interests will be reflected in the Company’s consolidated statement of operations as an adjustment to consolidated net income or loss to arrive at consolidated income or loss attributable to the Company’s shareholders.

During a conference call held with the Staff on August 2, 2012 (the “Conference Call”), the Company and the Staff discussed the Staff’s view expressed in the comment above and whether net income allocated to appropriated partners’ capital should be included in comprehensive loss (income) attributable to non-controlling interest in the Company’s statements of comprehensive (loss) income. During the Conference Call, the Company respectfully advised the Staff, that it is not aware of any existing accounting guidance that would require such presentation. Absent specific accounting guidance, the Company continues to believe that its current presentation is appropriate and that the net income allocated to appropriated partners’ capital should not be included in comprehensive loss (income) attributable to non-controlling interests.

As discussed during the Conference Call, the Company understands that this topic has been added to the EITF’s agenda (Issue 12-G). Further, the Company understands that the EITF could resolve this issue and that the FASB may find multiple views to be acceptable.

Based on the discussion held during the Conference Call, the Company understands that the Staff would not object to either of the following:

•	The Staff would not object to a prospective change to the Company’s current presentation based on the Staff’s expressed view

•	The Staff would not object to the Company’s current presentation while final resolution of any new guidance is pending.

Additionally, the Company would like to advise the Staff that it will include additional disclosure within the notes to its condensed consolidated financial statements in Form 10-Q for the quarter ended June 30, 2012 to provide a reconciliation of the net income allocated to appropriated partners’ capital to the comprehensive loss (income) attributable to non-controlling interests on the statement of comprehensive income.

Statements of Changes in Stockholders’ Equity, page 165

2.	We note your response to comment two from our letter dated June 21, 2012. We continue to believe that the net (loss) income amounts reported under the Non-Controlling Interests in Consolidated Entities column and Non-Controlling Interest in Apollo Operating Group column for the years ended December 31, 2011 and 2010 should total to the Net loss (income) attributable to Non-Controlling Interests reported on your Statements of Operations. We also believe that the amounts currently presented for net income under the Appropriated Partners’ Capital column should be reflected under the Non-Controlling Interests in Consolidated Entities column. Reclassification adjustments should then be made from the non-controlling interest column to the appropriated partners’ capital. Please revise as necessary. Please show us in your supplemental response what the revisions will look like.

Response to Comment 2

During the Conference Call, the Company and the Staff discussed the Staff’s view expressed in the comment above and whether the net (loss) income amounts reported under the Non-Controlling Interests in Consolidated Entities column and Non-Controlling Interest in Apollo Operating Group column reported in the statement of changes in shareholders’ equity should total to the Net loss (income) attributable to Non-Controlling Interests reported on the statements of operations, and whether the amounts currently presented for net income under the Appropriated Partners’ Capital column of the statement of changes in shareholders’ equity should be reflected under the Non-Controlling Interests in Consolidated Entities column and then reclassified to appropriated partners’ capital.

During the Conference Call, the Company respectfully advised the Staff that it is not aware of any existing accounting guidance that would require such presentation. Absent specific accounting guidance, the Company continues to believe that its current presentation is appropriate. Consistent with the response above, the Company is aware that this topic has been added to the EITF’s agenda.

Based on the discussion held during the Conference Call, the Company understands that the Staff would not object to either of the following:

•	The Staff would not object to a prospective change to the Company’s current presentation based on the Staff’s expressed view

•	The Staff would not object to the Company’s current presentation while final resolution of any new guidance is pending.

Additionally, the Company would like to advise the Staff that it will include additional disclosure within the notes to its condensed consolidated financial statements in Form 10-Q for the quarter ended June 30, 2012 to provide a reconciliation of the net (loss) income amounts reported under the Non-Controlling Interests in Consolidated Entities column and Non-Controlling Interest in Apollo Operating Group column of the statement of changes in shareholders’ equity to the Net loss (income) attributable to Non-Controlling Interests reported on the statements of operations.

Item 11. Executive Compensation, page 262

Summary Compensation Table, page 265

3.	We are continuing to evaluate your response to comments five and six in our letter dated June 21, 2012 and may have additional comments.

Response to Comment 3

The Company acknowledges that the Staff is still evaluating the Companies response to comments five and six in its letter dated June 21, 2012 and may have additional comments.

Form 8-K/A Filed on June 18, 2012

Pro Forma Condensed Combined Consolidated Financial Statements, page F-29

2. Purchase Price and Pro Forma Adjustments, page F-33

4.	You indicate that your purchase price allocation resulted in a bargain purchase gain of $2,016,080. Please tell us how you determined that it was appropriate to record a bargain purchase gain as a result of your Stone Tower acquisition. We further note footnote (g) which appears to suggest that your bargain purchase gain represents Apollo’s Appropriated partners’ capital related to Stone Tower’s consolidated CLOs of $1,833,532 and Apollo’s Non-Controlling Interest related to Stone Tower’s consolidated variable interest entities (excluding CLOs) of $182,548. Please confirm or clarify accordingly.

Response to Comment 4

(dollars in response below are in thousands)

During the Conference Call, the Company respectfully advised the Staff that the calculation of the bargain purchase gain resulting from the Stone Tower acquisition was performed consistent with the calculation of the bargain purchase gain summarized in its Confirming Letter for its acquisition of Gulf Stream.

Specifically, the revised purchase price allocation for the acquisition of Stone Tower resulted in the recognition of a bargain purchase gain of $1,798,919 that will be presented in the Form 10-Q for the quarter ended June 30, 2012. This amount represents the excess of the fair value of the net assets acquired of $2,296,323 over the fair value of consideration transferred of $237,201 and the fair value of the Non-Controlling Interests from the consolidated Stone Tower Funds of $260,203.

Should you have any questions regarding this response, please contact the undersigned at (212) 822-0550.

Respectfully submitted,

/s/ Gene Donnelly Mr. Gene Donnelly
Chief Financial Officer